Exhibit 23.7

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Registration Statement of LightBeam Electric Company on Form S-1 of our report dated April 13, 2015 related to the combined financial statements of Mosscliff Power Limited, Mosscliff Power 2 Limited, and Mosscliff Power 5 Limited (collectively, the Mosscliff Power Portfolio) as of and for the years ended December 31, 2014 and 2013 (which report expresses an unmodified opinion and includes emphasis-of-matter paragraphs relating to substantial doubt over going concern and the restatement of previously issued financial statements, as described in Note 2 and Note 11, respectively), appearing in the prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such prospectus.

/s/ DELOITTE LLP

London, England

April 13, 2015